SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                  (Rule 13D)
                             (Amendment No. 2) (1)

                   Under the Securities Exchange Act of 1934

                       D & K Healthcare Resources, Inc.
 _______________________________________________________________________________
                               (Name of Issuer)

                         Common Stock $0.01 PAR VALUE
 _______________________________________________________________________________
                        (Title of Class of Securities)

                                   232861104
 _______________________________________________________________________________
                                (CUSIP Number)

                               Ivan D. Meyerson
            Executive Vice President, General Counsel and Secretary
                             McKesson Corporation
                                One Post Street
                     San Francisco, California 94104-5296
                                (415) 983-8300
 _______________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                With a copy to:
                             Kenton J. King, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301
                                (650) 470-4500

                                August 19, 2005
 _______________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

|---------|--------------------------------------------------------------------|
|1.       |Names of Reporting Persons. I.R.S. Identification Nos. of above     |
|         |persons (entities only)                                             |
|         |                                                                    |
|         |McKesson Corporation                                                |
|         |94-3207296                                                          |
|---------|--------------------------------------------------------------------|
|2.       |Check the Appropriate Box if a Member of a Group (See Instructions) |
|         |                                                            (a) [ ] |
|         |                                                            (b) [ ] |
|---------|--------------------------------------------------------------------|
|3.       |SEC USE ONLY                                                        |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|4.       |Source of Funds (See Instructions)                                  |
|         |                                                                    |
|         |WC                                                                  |
|---------|--------------------------------------------------------------------|
|5.       |Check if Disclosure of Legal Proceedings Is Required Pursuant to    |
|         |Items 2(d) or 2(e)                                                  |
|         |                                                                 [ ]|
|---------|--------------------------------------------------------------------|
|6.       |Citizenship or Place of Organization                                |
|         |                                                                    |
|         |Delaware                                                            |
|---------|--------------------------------------------------------------------|
|                                            |7.     |Sole Voting Power        |
|                                            |       |                         |
|                                            |       |13,394,816               |
|                                            |-------|-------------------------|
|Number of                                   |8.     |Shared Voting Power      |
|Shares                                      |       |                         |
|Beneficially                                |       |256,996                  |
|Owned by                                    |-------|-------------------------|
|Each                                        |9.     |Sole Dispositive Power   |
|Reporting                                   |       |                         |
|Person with                                 |       |13,394,816               |
|                                            |-------|-------------------------|
|                                            |10.    |Shared Dispositive Power |
|                                            |       |                         |
|                                            |       |256,996                  |
|---------|--------------------------------------------------------------------|
|11.      |Aggregate Amount Beneficially Owned by Each Reporting Person        |
|         |                                                                    |
|         | 13,651,812                                                         |
|---------|--------------------------------------------------------------------|
|12.      |Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |
|         |(See Instructions)                                                  |
|         |                                                                 [ ]|
|---------|--------------------------------------------------------------------|
|13.      |Percent of Class Represented by Amount in Row (11)                  |
|         |                                                                    |
|         |95.7% (1)                                                           |
|---------|--------------------------------------------------------------------|
|14.      |Type of Reporting Person (See Instructions)                         |
|         |                                                                    |
|         | CO                                                                 |
|---------|--------------------------------------------------------------------|

(1) Based on 14,260,856 shares of Common Stock issued and outstanding as of July 8, 2005, as reported in the Solicitation/Recommendation Statement of D & K Healthcare Resources, Inc., filed on July 22, 2005.

|---------|--------------------------------------------------------------------|
|1.       |Names of Reporting Persons. I.R.S. Identification Nos. of above     |
|         |persons (entities only)                                             |
|         |                                                                    |
|         |Spirit Acquisition Corporation                                      |
|---------|--------------------------------------------------------------------|
|2.       |Check the Appropriate Box if a Member of a Group (See Instructions) |
|         |                                                                    |
|         |                                                           (a) [ ]  |
|         |                                                           (b) [ ]  |
|---------|--------------------------------------------------------------------|
|3.       |SEC USE ONLY                                                        |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|4.       |Source of Funds (See Instructions)                                  |
|         |                                                                    |
|         |AF                                                                  |
|---------|--------------------------------------------------------------------|
|5.       |Check if Disclosure of Legal Proceedings Is Required Pursuant to    |
|         |Items 2(d) or 2(e)                                                  |
|         |                                                              [ ]   |
|---------|--------------------------------------------------------------------|
|6.       |Citizenship or Place of Organization                                |
|         |                                                                    |
|         |Delaware                                                            |
|---------|----------------------------------|-------|-------------------------|
|                                            |7.     |Sole Voting Power        |
|                                            |       |                         |
|                                            |       |13,394,816               |
|                                            |-------|-------------------------|
|Number of                                   |8.     |Shared Voting Power      |
|Shares                                      |       |                         |
|Beneficially                                |       |256,996                  |
|Owned by                                    |-------|-------------------------|
|Each                                        |9.     |Sole Dispositive Power   |
|Reporting                                   |       |                         |
|Person with                                 |       |13,394,816               |
|                                            |-------|-------------------------|
|                                            |10.    |Shared Dispositive Power |
|                                            |       |                         |
|                                            |       |256,996                  |
|---------|----------------------------------|-------|-------------------------|
|11.      |Aggregate Amount Beneficially Owned by Each Reporting Person        |
|         |                                                                    |
|         | 13,651,812                                                         |
|---------|--------------------------------------------------------------------|
|12.      |Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |
|         |(See Instructions)                                                  |
|         |                                                               [ ]  |
|---------|--------------------------------------------------------------------|
|13.      |Percent of Class Represented by Amount in Row (11)                  |
|         |                                                                    |
|         |95.7% (1)                                                           |
|---------|--------------------------------------------------------------------|
|14.      |Type of Reporting Person (See Instructions)                         |
|         |                                                                    |
|         | CO                                                                 |
|---------|--------------------------------------------------------------------|

(1) Based on 14,260,856 shares of Common Stock issued and outstanding as of July 8, 2005, as reported in the Solicitation/Recommendation Statement of D & K Healthcare Resources, Inc., filed on July 22, 2005.

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is filed by McKesson Corporation ("McKesson") and Spirit Acquisition Corporation ("AcquisitionCo") to amend and supplement the statement on Schedule 13D filed on July 19, 2005, as amended by Amendment No. 1, filed on July 22, 2005 (the "Amended Statement"). McKesson and Spirit are filing this Amendment No. 2 to report the closing of the Offer. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such infomation is relevant.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented as follows:

         "The Offer expired at 12:00 midnight New York City time on Thursday August 18, 2005. Approximately 13,666,268 shares (including approximately 424,785 shares subject to guaranteed delivery) of Common Stock, representing approximately 95.8% of the Issuer's outstanding Common Stock, were tendered in the Offer. On August 19, 2005, AcquisitionCo accepted all validly tendered shares of Common Stock. On August 19, 2005, McKesson paid $14.50 net in cash per tendered share, without interest and subject to applicable withholding taxes, or an aggregate of $197,001,503.50 for all tendered shares (including those subject to guaranteed delivery), from its working capital."


Item 4. Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following language at the end of the ninth paragraph thereof:

         "Pursuant to the Merger Agreement, at a meeting of the Issuer's board of directors on August 19, 2005, the following directors of the Issuer resigned: Harvey C. Jewett, Louis B. Susman, Bryan H. Lawrence, Mary Ann Van Lokeren and Thomas F. Patton. The remaining directors of the Issuer by resolution of the Issuer's board of directors on August 22, 2005 elected the following persons designated by McKesson and AcquisitionCo to the Issuer's board of directors: Jeffrey C. Campbell, Marc E. Owen, Randall Spratt, Paul Julian, Nicholas A. Loiacono and Kristina Veaco.

         McKesson intends to complete its acquisition of the Issuer through the Merger, which it expects to effect by the end of August 2005 and in which all remaining shares of Common Stock that were not validly tendered and purchased in the Offer, except those for which appraisal rights under applicable law have been properly exercised, will be converted into the right to receive $14.50 net per share in cash, without interest and less any required withholding taxes. Because more than 90% of the outstanding shares of Common Stock were tendered in the Offer, McKesson intends to consummate the Merger pursuant to the "short-form" merger provisions of Section 253 of the Delaware General Corporations Law, without any action by any other stockholder of the Issuer. As a result of the Merger, the Issuer will become a wholly owned subsidiary of McKesson. At the effective time of the Merger, the certificate of incorporation and bylaws of AcquisitionCo will become the certificate of incorporation and bylaws of the Issuer, except that the name of the surviving corporation shall remain D & K Healthcare Resources, Inc. Following the Merger, McKesson intends to terminate the listing of the Common Stock on the Nasdaq National Market and the registration of the Common Stock under the Exchange Act."


Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         "(a) As of the date of this Amendment No.2, McKesson and AcquisitionCo each beneficially own 13,651,812 shares of Common Stock of the Issuer, which represents approximately 95.7% of the shares of Common Stock of the Issuer as of July 8, 2005, as reported in the Solicitation/Recommendation Statement on
Schedule 14D-9 of the Issuer filed on July 22, 2005.

         (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act,
(i) McKesson and AcquisitionCo may be deemed to have sole voting power and sole dispositive power with respect to (and therefore beneficially own) 13,394,816 shares of Common Stock and (ii) McKesson and AcquisitionCo may be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 256,996 Shares by reason of the Stockholder Support Agreement. McKesson and the other persons named in Item 2 disclaim beneficial ownership of the shares of Common Stock described in clause (ii) above.

         Except as set forth in this Schedule 13D, to the knowledge of McKesson and AcquisitionCo, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) The Offer expired at 12:00 midnight, New York City time, on Thursday, August 18, 2005. Pursuant to the Offer, AcquisitionCo acquired 13,394,816 shares of Common Stock of the Issuer at a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes that were validly tendered in the Offer. On August 19, 2005, Acquisition Co. acquired 271,452 shares of Common Stock of the Issuer at a purchase price of $14.50 per Share, net to the seller. In cash, without interet thereon and less any required withholding taxes that were tendered in the Offer subject to guaranteed delivery. As of the date of this Amendment No. 2, 95,170 shares of Common Stock remain tendered in the Offer subject to guaranteed delivery. AcquisitionCo intends to acquire these shares as and when they are delivered. Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by McKesson, AcquisitionCo or, to the knowledge of McKesson and AcquisitionCo, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable."

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                       MCKESSON CORPORATION


                                       By: /s/ Ivan D. Meyerson
                                          ------------------------------------
                                           Name:  Ivan D. Meyerson
                                           Title: Executive Vice President,
                                                  General Counsel and
                                                  Corporate Secretary


                                       SPIRIT ACQUISITION CORPORATION


                                       By: /s/ Nicholas A. Loiacono
                                          ------------------------------------
                                           Name:  Nicholas A. Loiacono
                                           Title: Vice President and Treasurer




Dated: August 22, 2005